December 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Attn: Valerie J. Lithotomos

Re:
GraniteShares ETF Trust (the “Registrant”) (File Nos. 333-214796; 811-23214)
Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 8, 2017 with respect to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed on October 3, 2017 (the “Registration Statement”) relating to an indefinite number of shares of beneficial interest, par value $.001 per share, of GraniteShares HIPS US High Income ETF (the “Fund”), a series of the Registrant. Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, the Registration Statement is scheduled to become effective on December 18, 2017. The Registrant is filing Post-Effective Amendment No. 3 pursuant to Rule 485(b) concurrently herewith in order to in order to address the comments of the staff and to complete all missing information.

PROSPECTUS

(1)	Comment: Please update the references to the target fund in the Table of Contents and on page 3 of the prospectus.

Response: The Registrant has revised the disclosure.

(2)	Comment: Please confirm supplementally that the filing complies with conditions in the Registrant’s exemptive order.

Response: Registrant confirms that filing complies with the conditions in the Registrant’s exemptive order.

U.S. Securities and Exchange Commission

December 18, 2017

(3)	Comment: Prior to filing an updated Prospectus and SAI pursuant to Rule 485(b) under the Securities Act, provide completed fee tables and expense examples for the Fund to the Staff.

Response: As discussed, the Registrant provided the completed fee tables and expense examples to the staff in the N-14 filing.

(4)	Comment: Please consider whether the 12b-1 line item in the fee table should be removed.

Response: The Registrant has reviewed similar disclosures in other ETF prospectuses and believes the current disclosure is consistent. Therefore, the Registrant has not added additional disclosure in response to the staff’s comment.

(5)	Comment: Please confirm supplementally whether or not management fees waived and expenses reimbursed pursuant to the expense limitation agreement may be recouped by the Adviser. If such fees and expenses may be recouped, please disclose the Adviser’s ability to do so.

Response: The Registrant confirms that management fees waived and expenses reimbursed pursuant to the expense limitation agreement may not be recouped by the Adviser.

(6)	Comment: Please confirm supplementally that the Index Provider is not affiliated with the Fund.

Response: The Registrant confirms that the Index is not affiliated with the Fund.

(7)	Comment: Please confirm supplementally that the “White Paper” for the Index has been reviewed in a prior filing. If not, please file the White Paper in correspondence.

Response: The Registrant confirms that the White Paper for the Index was reviewed when the target fund was initially registered.

(8)	Comment: Please indicate whether the Fund will use derivatives to gain exposure to the Index.

Response: The Registrant does not intend to use derivatives to gain exposure to the Index.

(9)	Comment: Please confirm supplementally the capitalization range of the Index.

Response: There is no specific capitalization range.

(10)	Comment: Consider whether concentration risk should be added.

Response: The Registrant has revised the disclosure.

U.S. Securities and Exchange Commission

December 18, 2017

(11)	Comment: Consider whether liquidity risk should be added.

Response: The Registrant has revised the disclosure.

(12)	Comment: Under “Investment Objective” on page 12 of the prospectus, the Registrant has disclosed that the Fund’s investment objective can be changed by the Board of Trustees without shareholder approval. If appropriate, add disclosure regarding the amount of notice provided to shareholders of the Fund.

Response: The Registrant is not subject to any specific notice requirements. The Registrant intends to provide appropriate notice to investors if the investment objective is changed.

(13)	Comment: Small and mid-sized company risk is disclosed. Consider whether large-sized company risk should be added.

Response: The Registrant has revised the disclosure.

(14)	Comment: On page 16, consider breaking out the emerging markets risk from foreign securities risk.

Response: The Registrant has revised the disclosure.

(15)	Comment: Confirm supplementally that the prospectus is substantially similar to the HIPS prospectus.

Response: The Registrant confirms that the prospectus is substantially similar to the HIPS propsectus.

If you have any questions or comments concerning this filing, please contact me at (212) 407-7715.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner